Exhibit 23.1

The Board of Directors
Thoroughbred Interests, Inc.

     We hereby consent to the use in this Form 10-KSB/A of our report dated April 10, 2003 relating to the financial statements of Thoroughbred Interests, Inc. (which report contains an explanatory note relating to substantial doubt about the Company's ability to continue as going concern)as of December 31, 2002 and for the years ended December 31, 2002 and 2001 appearing in such Form 10-KSB/A.



/s/ Baum & Company, P.A.

June 17, 2003